UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Shanghai Century Acquisition Corporation
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

G80637104
(CUSIP Number)

Magnús Jónsson Atorka Group hf. Hlídasmári 1, 201 Kópavogur Iceland Tel: + 354 540 6200	Copy to: A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 +1-212-610-6300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. G80637104

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Atorka Group hf.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Iceland
	7	SOLE VOTING POWER

		1,641,300
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,641,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.38%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

AMENDMENT NO. 1 TO

SCHEDULE 13D

Reference is made to the statement on Schedule 13D filed on July 23, 2007 (the Schedule 13D) on behalf of Atorka Group hf. (Atorka), a company organized under the laws of the Republic of Iceland. All capitalized terms used without definition herein have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 1 to the Schedule 13D amends and restates Item 3 and Item 5 of the Schedule 13D in their entirety as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Atorka purchased 312,500 shares of the Common Stock in the Issuer’s initial public offering on April 25, 2006 for an aggregate purchase price of $2,500,000. The remainder of the shares were purchased in the open market (shares purchased in the past sixty days are set forth in Item 5), and the amount of funds used in the purchases was approximately $11,630,535. All funds used in these purchases were derived from Atorka’s working capital.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As of August 23, 2007, Atorka directly or indirectly beneficially owns 1,641,300 shares, or approximately 9.38%, of the Issuer’s Common Stock. The percentage owned by Atorka is calculated based on 17,500,000 shares of the Issuer’s Common Stock outstanding as reported in the quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2007, which was filed with the SEC on August 14, 2007, which represents the most recent available public filing containing such information.

Atorka is also a holder of 713,000 units of redeemable warrants of the Issuer, issued in registered form under a redeemable warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Issuer. Each warrant entitles Atorka to purchase one ordinary share of the Issuer at a price of $6.00. The warrants are not currently exercisable and would only become exercisable upon the Issuer’s completion of a stock exchange, asset acquisition or other similar business combination.

(c) The following chart sets forth Atorka’s purchase of the Issuer’s Common Stock in the past sixty days:

Party	Date of Purchase	Number of Shares Purchased	Price per share ($)	Where and How Effected
Atorka	August 23, 2007	500,000	7.697	Open market purchase
Atorka	July 13, 2007	284,000	8.181	Open market purchase

(d) To Atorka’s knowledge, no person other than Atorka has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer which are deemed to be beneficially owned by Atorka.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of August 23, 2007 that the information set forth in this statement is true, complete and correct.

Atorka Group hf.

By:	/s/ Magnús Jónsson
Name: Magnús Jónsson
Title: Chief Executive Officer